Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 23, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 10 dated October 6, 2010 and supplement no. 11 dated November 10, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the execution of an agreement to acquire a 40-story office building containing 723,300 rentable square feet in Louisville, Kentucky; and

—	our origination and investment in a first mortgage loan on an approximately 9.0-acre mixed-use facility in Cambridge, Massachusetts.

Agreement to Purchase National City Tower

On November 11, 2010, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire a 40-story office building containing 723,300 rentable square feet in Louisville, Kentucky (the “National City Tower”). The sellers are not affiliated with us or our advisor. The purchase price of the National City Tower is $115.0 million plus closing costs. We intend to fund the purchase of the National City Tower with proceeds from this offering and proceeds from a mortgage loan from an unaffiliated lender. Pursuant to the purchase agreement, we would be obligated to purchase the National City Tower only after satisfactory completion of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. We have made deposits of $2.0 million, and in some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million of earnest money.

The National City Tower is located on approximately 2.6 acres of land at 101 South Fifth Street in Louisville, Kentucky and was built in 1972 and renovated in 1987. The National City Tower is 92% leased to 21 tenants. The current annualized effective base rent is $13.8 million and the average annualized base rent per square foot is $22.28. The weighted-average remaining lease term is 8.4 years. None of the tenants in the National City Tower represent more than 10% of our portfolio’s annualized base rent.

Origination of One Kendall Square First Mortgage

On November 22, 2010, we, through an indirect wholly owned subsidiary, originated a first mortgage loan in the amount of $175.0 million (the “One Kendall Square First Mortgage”) to RB Kendall Fee, LLC (the “Borrower”), which is not affiliated with us or our advisor. We funded the origination with proceeds from existing credit facilities from unaffiliated lenders and proceeds from this offering.

The Borrower will use the proceeds from the loan to refinance a mixed-use facility located on an approximately 9.0-acre rectangular campus in Cambridge, Massachusetts (collectively, “One Kendall Square”). One Kendall Square consists of nine separate and distinct buildings (plus two storage facilities), a 1,546-car structured parking garage and a nine-screen movie theater. Currently, the buildings are approximately 74% leased.

The initial maturity date of the One Kendall Square First Mortgage is December 1, 2013 with two one-year extension options available to the Borrower. The One Kendall Square First Mortgage bears interest at a floating rate of 550 basis points over one-month LIBOR, but at no point shall the interest rate be less than 7.5%. Payments under the One Kendall Square First Mortgage are interest-only payments during the term of the loan. The One Kendall Square First Mortgage may be prepaid in whole (but not in part) subject to a formula-based yield maintenance premium for the first three-year term of the loan. The loan may be prepaid for a 1% fee during the first extension term and at par during the second extension term.

1